

10025913

ЗЕСUКIIІЕS AND EXCHANGE COMMISSION
Washington, D. C   20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66057

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01-Jan-09_____ AND ENDING _____31-Dec-09_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rockland Partners, LP**   10-015541-c5

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

87 Beechwood Road
(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Conroy   **908-277-0446**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

SEC
Mail Processing
Section

FEB 2 4 2010

Washington, DC

OATH OR AFFIRMATION

I, __Richard Conroy__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Rockland Partners, LP__ , as of
__December 31, 2009__ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____

Signature

Ceo
Title

Notary Public

Arbana Zere
Notary Public
State Of New Jersey
My Commission Expires
03/16/2010

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Partners,
Rockland Partners, LP

We have audited the accompanying balance sheet of Rockland Partners, LP as of December 31, 2009 and the related statement of operations and changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Partners, LP as of December 31, 2009 and the related statement of operations and changes in partners' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Monmouth Beach, New Jersey
February 18, 2010

Rockland Partners, LP
Affirmation of the General Partner

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Rockland Partners, LP for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available to all partners of Rockland Partners, LP.

_____
Richard Conroy, General Partner

Rockland Partners, LP
Balance Sheet
As of December 31, 2009

ASSETS

Current assets:	
Cash & cash equivalents	$17,686
Prepaid expenses	100
Total Current Assets	$17,786
Total Assets	$17,786

LIABILITIES & PARTNERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$2,250
Total Current Liabilities	$2,250
Partners' Equity	15,536
Total Liabilities & Partners' Equity	$17,786

Please see the notes to the financial statements.

Rockland Partners, LP
Statement of Operations
For the Year Ended December 31, 2009

Retainer income & transactions fees	$139,000
Commission expense	(9,675)
Net commission margin	$129,325
General and administrative expenses:	
Consulting expense	$35,928
Travel expense	12,474
General administration	23,542
Total general and administrative expenses	$71,944
Income from operations	$57,381
Other income:	
Consulting fees	5,847
Other income	340
Interest income	267
Net income before income tax provision	$63,835
Provision for income taxes	0
Net income	$63,835

Please see the notes to the financial statements.

Rockland Partners, LP
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2009

	Partners' Equity
Balance at December 31, 2008	$16,279
Partner withdrawals	(64,578)
Net income for the fiscal year	63,835
Balance at December 31, 2009	$15,536

Please see the notes to the financial statements.

Rockland Partners, LP
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net income	$63,835
Changes in other operating assets and liabilities:	
Accounts payable & accrued expenses	2,250
Net cash provided by operations	$66,085
Financing activities:	
Partner withdrawals	($64,578)
Net cash used by financing activities	(64,578)
Net increase in cash during the fiscal year	$1,507
Cash at December 31, 2008	16,179
Cash at December 31, 2009	$17,686
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Rockland Partners, LP
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

Rockland Partners, LP (the Company) is a privately held limited liability partnership formed in Texas for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company provides investment banking services to various clients in the Untied States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & transaction fees- Retainer revenues and transaction fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual partners and therefore, no provision for federal income taxes has been included in the financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Related Party Transaction

The general partner provides office space to the Company at no cost.

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Partner's equity	$15,536

DEBITS:
Non-allowable assets:

Prepaid expense	(100)
NET CAPITAL	$15,436
Haircuts	0
ADJUSTED NET CAPITAL	$15,436
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$10,436

AGGREGATE INDEBTEDNESS:

Accounts payable & accrued expenses	$2,250
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	14.58%
Excess net capital previously reported	$12,686
Less adjustments	(2,250)
Excess net capital per this report	$10,436

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2009, included in the Company's unaudited Form X-17A-5, Part IIA.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Partners
Rockland Partners, LP

In planning and performing our audit of the financial statements of Rockland Partners, LP
for the year ended December 31, 2009, we considered its internal control structure,
including procedures for safeguarding customer and firm assets, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a
study of the practices and procedures (including tests of compliance with such practices
and procedures) followed by the Company that we considered relevant to the objectives
stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness
and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance
with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt
of securities and cash until promptly remitted to the Company's clearing brokers. We
did not review the practices and procedures followed by the Company in making the
quarterly securities examinations, counts, verifications and comparisons, and the
recordation of differences required by Rule 17a-13 or complying with the requirements
for prompt payment for securities under section 8 of Federal Reserve Regulation T of the
Board of Governors of the Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions relating to customer
securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i)
provision, and therefore, no computation for determination of reserve requirements was
necessary.

The management of the Corporation is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that the assets for which the Corporation has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates LLC

Monmouth Beach, N.J.
February 18, 2010